# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM C-AR

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of issuer*
YourVirtualSIM Inc.

*Legal status of issuer*

    ***Form***
    Corporation

    ***Jurisdiction of Incorporation/Organization***
    Delaware

    ***Date of organization***
    June 12, 2012

*Physical address of issuer*
626 Capp Street #304, San Francisco, CA 94110

*Website of issuer*
https://www.ring4.com

*Current number of employees*
1

|  | Most recent fiscal year-end (December 31, 2019) | Prior fiscal year-end (December 31, 2018) |
|---|---|---|
| Total Assets | $73,819 | $186,677.00 |
| Cash & Cash Equivalents | $73,819 | $186,677.00 |
| Accounts Receivable | $0 | $0.00 |
| Short-term Debt | $11,437 | $8,870.00 |
| Long-term Debt | $392,762 | $307,291.50 |
| Revenues/Sales | $261,637 | $152,451.00 |
| Cost of Goods Sold | $79,939 | $36,550.00 |
| Taxes Paid | $0 | $0.00 |
| Net Income | -$200,895 | -$129,406.00 |


**April 29, 2020**

**FORM C-AR**

**YourVirtualSIM Inc.**




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by YourVirtualSIM Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.ring4.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is April 29, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

### *Forward Looking Statement Disclosure*

*This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this*

*Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

## Table of Contents

**About this Form C-AR**

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

**SUMMARY**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

YourVirtualSIM Inc. (the "Company") is a Delaware Corporation, formed on June 12, 2012.

The Company is located at 626 Capp Street #304, San Francisco, CA 94110.

The Company's website is https://www.ring4.com.

The information available on or through our website is not a part of this Form C-AR.

**The Business**

YourVirtualSIM provides the app Ring4, that enables the creation and the use of virtual phone lines on smart phones. The Ring4's phone numbers are voice and text enabled, and are designed for business or personal use. The Ring4 app help our customers to manage their personal and business phone lines on a single device.

**RISK FACTORS**

**Risks Related to the Company's Business and Industry**

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***
In particular, the Company is dependent on Alexandre Botteri who is the President and Director of the Company. The Company has or intends to enter into an employment agreement with Alexandre Botteri although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Alexandre Botteri or

any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.***
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

***The development and commercialization of our products and services is highly competitive.***
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

***We plan to implement new lines of business or offer new products and services within existing lines of business.***
There are substantial risks and uncertainties associated with these efforts, particularly in instances

where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.***

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

***If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.***
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers., we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to comm it substantial financial, operational and technical resources, with no assurance that our business will improve.

***The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.***
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing TT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

### *Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.*

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us., such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

### *Our failure to deliver high quality server solutions could damage our reputation and diminish demand/or our products, and subject us to liability.*

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

***The COVID crisis, the stay in place order, and a bear financial market might impact negatively our revenues and our capacity to raise company financing.***
*The demand for Ring4 is dependent on the demand for new phone lines, which can be highly impacted by the market dynamics. In particular, the reduction in the number of company creation in the United States, France, and United Kingdom, our top markets, might impact negatively the demand. The existing paid subscriber base might also be negatively hit as the users close their businesses or users attempt to decrease their costs. The ability of Ring4 to raise the necessary funds in 2020 to sustain operations also be jeopardize by a bear financial market.*

***We rely on third-party suppliers to supply certain services for the functionality of our products.***
In 2019, the following suppliers provided the following percentage of the listed services:

Supplier: Inteliquent, Inc.
Service: Telecommunication services
% of such service: 50.0%

Supplier: BICS SA/NV
Service: Telecommunication services
% of such service: 20.0%

Supplier: Legos SAS
Service: Telecommunication services
% of such service: 30.0%

If any of these three suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable services. Any failure to locate a suitable replacement for such suppliers could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

***We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.***
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in operations including re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

***We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.***
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

***We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.***
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

***We currently obtain components from single or limited sources and are subject to significant supply and pricing risks.***
Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms., or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons., including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

***The Company depends on the performance of cellular network carriers.***
The Company distributes its products through cellular network carriers. Carriers providing cellular network service for iPhone typically subsidize users' purchases of the device. There is no assurance that such subsidies will be continued at all or in the same amounts upon renewal of the Company's agreements with these carriers or in agreements the Company enters into with new carriers.

***If we fail to maintain or expand our relationships with our suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.***
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.***

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.***

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

***An uncertain regulatory framework governing protection of personal data exists and has the potential to carry significant financial penalties.***

Regulation (EU) 2016/679 of the European Parliament, commonly known as the General Data Protection Regulation ("GDPR") was adopted on April 27, 2016 and is effective as of May 25, 2018. GDPR governs the handling, processing and exportation of personally identifiable data within or from the European Economic Area ("EEA"). GDPR imposes stringent requirements in connection with the acceptance and retention of personal data, with violations of GDPR being subject to substantial financial penalties. Little to no guidance has been provided by any regulatory agency within the EEA with respect to what will be deemed a violation of GDPR, and accordingly, there can be no certainty that any business enterprise with exposure to the EEA, such as the Company, will not be deemed, even by incidental omission or inadvertent error, to be in violation of GDPR and financially penalized in an amount that could cause a material adverse effect on its business and ability to continue as an on-going concern.

***An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.***
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

***We rely on various intellectual property rights, including trademarks in order to operate our business.***
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons., or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and consequently. intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.***

Any dispute or litigation regarding patents or other intellectual property could be costly and time consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages. including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

***The Company could be negatively impacted if found to have infringed on intellectual property rights.***

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases. the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming. disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

***We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.***

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets., confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets., or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

***Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.***

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

***We operate in virtually every part of the world and serve customers in more than all countries served by the Apple App store.***

In 2018, we had 10% of our revenue outside the U.S, paid through the Apple App store. Our operations are subject to the effects of global competition and geopolitical risks. They are also affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our supply chain, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

***Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.***

Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

***We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.***

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

***We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.***

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us.

Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

## BUSINESS

### Description of the Business

YourVirtualSIM provides the app Ring4, that enables the creation and the use of virtual phone lines on smart phones. The Ring4's phone numbers are voice and text enabled, and are designed for business or personal use. The Ring4 app help our customers to manage their personal and business phone lines on a single device.

### Business Plan

The Ring4 mobile application provides phone lines, voice, and texting services to both individual and small businesses in seven countries. Our revenue model is based on three types of monetization: a subscription model offering monthly plans, pay-as-you-go model offering prepaid credits and an advertisement rewarding customers with free credits. Ring4 is currently available on iOS and distributed in the Apple Store. The Company is working on the development a new product dedicated to small business to expands its market. The phone numbers coverage of Ring4 includes US, Canada, UK, Netherlands, Belgium, Austria, Australia. It is made possible by partnerships with local mobile carriers and virtual mobile operators. It is part of the strategy to expand the international footprint of the company through new partnerships.

### History of the Business

The Company was founded as a Delaware corporation in June 2012. In February 2016, the Company registered to conduct business in California. The Company's first mobile app, called RingMeMaybe, was released in May 2013 on the Apple App Store. It was replaced by a second mobile app called Ring4 in March 2017, and launched in the United States, UK, Belgium, the Netherlands, Austria and Australia. In April 2019, Ring4 launched the Android app on the Google PlayStore. In June 2020, Ring4 launched its service in France with French mobile phone lines provided by a local parters. In September 2020, Ring4 launched a console for SMBs to create corporate accounts and invite their employees to use Ring4 while managing the provisioning and billing at the company level.

### History of the Business

### The Company's Products and/or Services

| Product / Service | Description | Current Market |
|---|---|---|
| Ring4 | Ring4 is an app available on the Apple app Store and Google play store enabling the creation and use of virtual phone lines to text and call | Individuals, entrepreneurs, contractors who have the need for second phone line in the US and internationally. |

The Ring4 app is currently available for iOS the Apple store, on Android on the Google PlayStore and on the web via the admin console.

## Competition

The Company's primary competitors are Dialpad, Ringcentral, 8x8, Sideline, Google voice, and major mobile carriers such as T-Mobile and Sprint. The market is highly competitive. The Company is confronted by aggressive competition of companies in 3 segments: 1. Startups offering new phone apps such as Dialpad, or OpenPhone in the US, OnOff in France; 2. Cloud Private Branch Exchange companies such as RingCentral, transitioning into apps; 3. Mobile carriers lowering the cost of their unlimited plans. Principal competitive factors important to the Company include price, distribution channels, product features, relative price/performance, quality of support, integration with third- party services and security.

## Supply Chain and Customer Base

To offer the Ring4 app, the Company has agreements in place with mobile carriers or virtual mobile carriers providing customers with phone numbers, voice and SMS/MMS connectivity. We contract developers and designers who contribute to the code and design of the application. We aim at securing long term agreements with these contractors.

The Company is dependent on the following suppliers:

| Supplier or Description | Service, input or raw material provided | Percent of such service, input or raw material from such supplier |
|---|---|---|
| Inteliquent Inc. | Telecommunication services | 50.0% |
| BICS SA/NV | Telecommunication services | 20.0% |
| Legos SAS | Telecommunication services | 30% |

The Company's customers are primarily in the consumer, small and medium sized business markets.

## Intellectual Property

*Trademarks*

| Application or Registration # | Goods / Services | Mark | File Date | Registration Date | Country |
|---|---|---|---|---|---|
| | | | | | |

| 5327197 | IC 009. US 021 023 026 036 038. G & S: Computer application software for smart phones, tablets, and computers, namely, telephony software for calling and messaging. | ring4 | March 16, 2017 | November 7, 2017 | USA |
|---|---|---|---|---|---|
| 85930995 | IC 009. US 021 023 026 036 038. G & S: Downloadable mobile applications managing disposable phone numbers. | ringmemaybe | May 14, 2013 | July 1, 2014 | USA |

**Governmental/Regulatory Approval and Compliance**

The Company is not currently dependent on any government or regulatory approval for the operation of its business. The Company will aim to comply with regulations promulgated by the Federal Communications Commission as it may apply to mobile phone software.

**Litigation**

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

**Other**

The Company's principal address is 626 Capp Street #304, San Francisco, CA 94110

The Company conducts business in California.

**DIRECTORS, OFFICERS AND EMPLOYEES**

**Directors**

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Alexandre Botteri

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

Director and President, June 2012-present
CEO, November 2018-present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Tyntec Inc., Business Development, April 2013-May 2017, Mr. Botteri's responsibilities included heading the U.S. sales and business development team, managing client accounts, and building partnerships for the company.

*Education*

M.S. Degree in Computer Science, ESIEE Paris

**Officers**

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Alexandre Botteri

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

Director and President, June 2012-present
CEO, November 2018-present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Tyntec Inc., Business Development, April 2013-May 2017, Mr. Botteri's responsibilities included heading the U.S. sales and business development team, managing client accounts, and building partnerships for the company.

*Education*

M.S. Degree in Computer Science, ESIEE Paris

*Indemnification*

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has 1 employee in California, USA.

The Company has the following employment/labor agreements in place:

| Employee | Description | Effective Date | Termination Date |
|---|---|---|---|
| **Alexandre Botteri** | **CEO** | **November 1, 2018** | |

**CAPITALIZATION AND OWNERSHIP**

**Capitalization**

The Company has issued the following outstanding Securities:

| | |
|---|---|
| **Type of security** | Convertible Notes |
| **Amount outstanding** | $55,000 |
| **Voting Rights** | No |
| **Anti-Dilution Rights** | No |

| | |
|---|---|
| **Type of security** | Convertible Notes |
| **Amount outstanding** | $170,000 |
| **Voting Rights** | No |
| **Anti-Dilution Rights** | No |

Securities issued pursuant to Regulation CF:

| Type of security | Crowd Safe Units of SAFE (Simple Agreement for Future Equity) |
|---|---|
| Amount outstanding | $92,557 |
| Voting Rights | No |
| Anti-Dilution Rights | No |

The Company has the following debt outstanding:

| Type of debt | Convertible Note |
|---|---|
| Name of creditor | Andrea Giacomini |
| Amount outstanding | $25,000.00 |
| Interest rate and payment schedule | 6% |
| Amortization schedule | N/A |
| Describe any collateral or security | None |
| Maturity date | January 31, 2020 |
| Other material terms | The Convertible Note has a valuation cap of $3,000,000, a discount of 20%. |

| Type of debt | Convertible Note |
|---|---|
| Name of creditor | Tony Lam |
| Amount outstanding | $10,000.00 |
| Interest rate and payment schedule | 6% |
| Amortization schedule | N/A |
| Describe any collateral or security | None |
| Maturity date | March 31, 2020 |
| Other material terms | The Convertible Note has a valuation cap of $3.000,000 and a discount of 20%. |

| Type of debt | Convertible Notes |
|---|---|
| Name of creditor | Devena Inc |
| Amount outstanding | $20,000.00 |
| Interest rate and payment schedule | 6% |

| | |
|---|---|
| **Amortization schedule** | N/A |
| **Describe any collateral or security** | None |
| **Maturity date** | February 28, 2020 |
| **Other material terms** | The Convertible Note has a valuation cap of $3.000,000 and a discount of 20%. |

| | |
|---|---|
| **Type of debt** | Convertible Notes |
| **Name of creditor** | Decem AG |
| **Amount outstanding** | $170,000.00 |
| **Interest rate and payment schedule** | 6% |
| **Amortization schedule** | N/A |
| **Describe any collateral or security** | None |
| **Maturity date** | December 31, 2019 |
| Other material terms | The Convertible Note has a valuation cap of $1,700,000 and a discount of 20%. |

| | |
|---|---|
| **Type of debt** | SAFE Note |
| **Name of creditor** | LEONIS INVEST RING4 |
| **Amount outstanding** | $85,500 |
| **Voting Rights** | No |
| **Anti-Dilution Rights** | No |
| Other material terms | The SAFE Note has a valuation cap of $6,000,000 and a discount of 20%. |

The total amount of outstanding debt of the company is $392,762.

The Company has conducted the following prior Securities offerings in the past three years:

| Security Type | Number Sold | Money Raised | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| | | | | | |

| | | | | | |
|---|---|---|---|---|---|
| Convertible Notes | 1 | $25,000.00 | General corporate purposes in furtherance of the Company's business objectives, including without limitation development of the Company's technology, sales & marketing, and payroll. | January 30, 2018 | Section 4(a)(2) |
| Convertible Notes | 1 | $170,000.00 | General corporate purposes in furtherance of the Company's business objectives, including without limitation development of the Company's technology, sales & marketing, and payroll. | April 27, 2018 | Section 4(a)(2) |

| | | | | | |
|---|---|---|---|---|---|
| Convertible Notes | 1 | $20,000.00 | General corporate purposes in furtherance of the Company's business objectives. including without limitation development of the Company's technology. sales & marketing, and payroll. | February 21, 2018 | Section 4(a)(2) |
| Convertible Notes | 1 | $10,000.00 | General corporate purposes in furtherance of the Company's business objectives. including without limitation development of the Company's technology. sales & marketing, and payroll. | March 7, 2018 | Section 4(a)(2) |

| | | | | | |
|---|---|---|---|---|---|
| Crowd SAFE | 285 | $92,557.00 | General corporate purposes in furtherance of the Company's business objectives. including without limitation development of the Company's technology. sales & marketing, and payroll. | November 3, 2018 | Regulation CF |
| SAFE Note | 1 | $85,500 | General corporate purposes in furtherance of the Company's business objectives. including without limitation development of the Company's technology. sales & marketing, and payroll. | July 1st, 2019 | Section 4(a)(2) |

**Ownership**

The Company is majority owned by Alexandre Botteri.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned |
|---|---|

| Alexandre Botteri | 84.9% |
| --- | --- |

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

### Operations

The company will be continuing to raise money in its current pre-seed stage to finance the continuous development and growth of the Ring4 app and its business version. The challenges associated with this new go to market to businesses will require additional rounds of funding to finance the investment in development, marketing, and sales.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the development and launch of the new Ring4 products. The Company will require another round of financing within 6-12 months.

The company is expected to reduce expenses in 2020 to gain additional runway to reach its next financing round. This might result in the decrease of advertisement budget, of development budget and number of markets where Ring4 operates.

### Liquidity and Capital Resources

On July 1st, 2019, the Company raised $85,500.00 via a SAFE note.

The Company has the following sources of capital in addition to the proceeds from the SAFE note: capital raised through convertible note offerings and Regulation CF Offering.

The current need for additional cash flow, and the limited ability to raise funds in the bear market, consequence of Covid are putting the company sustainability and growth at risk. The Company might attempt to reach profitability and postpone funding plans if the funding market offers no other option.

### Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

### Material Changes and Other Information

### Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

**Related Person Transactions**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

**Conflicts of Interest**

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

## OTHER INFORMATION

**The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.**

**Bad Actor Disclosure**

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Alexandre Botteri

(Signature)

Alexandre Botteri

(Name)

President

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Alexandre Botteri

(Signature)

Alexandre Botteri

(Name)

Director and President

(Title)

(Date)

4/30/2020

*Instructions*.

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Alexandre Botteri, being the founder of YourVirtualSIM Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Alexandre Botteri

(Signature)

Alexandre Botteri

(Name)

Director and President

(Title)

(Date)

4/30/2020

**EXHIBITS**

Exhibit A Financial Statements

**EXHIBIT A**

*Financial Statements*

CORPORATION
# Two-Year Comparison

**2019**

Name: YOURVIRTUALSIM INC.

Employer Identification Number: 45-5559959

| Description | Prior Year | Current Year | Increase (Decrease) |
|---|---|---|---|
| INCOME: | | | |
| GROSS RECEIPTS OR SALES LESS RETURNS AND ALLOWANCES | 152,451. | 261,637. | 109,186. |
| COST OF GOODS SOLD | 36,550. | 79,939. | 43,389. |
| GROSS PROFITS | 115,901. | 181,698. | 65,797. |
| TOTAL INCOME | 115,901. | 181,698. | 65,797. |
| DEDUCTIONS: | | | |
| COMPENSATION OF OFFICERS | 11,000. | 38,500. | 27,500. |
| TAXES AND LICENSES | 1,929. | 5,945. | 4,016. |
| ADVERTISING | 35,601. | 72,648. | 37,047. |
| OTHER DEDUCTIONS | 196,702. | 264,385. | 67,683. |
| TOTAL DEDUCTIONS | 245,232. | 381,478. | 136,246. |
| TAXABLE INCOME: | | | |
| TAXABLE INCOME BEFORE NOL DEDUCTION AND SPECIAL DEDUCTIONS | -129,331. | -199,780. | -70,449. |
| TAXABLE INCOME | -129,331. | -199,780. | -70,449. |
| TAX COMPUTATION: | | | |
| TAX BEFORE CREDITS | 0. | 0. | 0. |
| TAX AFTER CREDITS | 0. | 0. | 0. |
| TOTAL TAX | 0. | 0. | 0. |
| PAYMENTS AND CREDITS: | | | |
| BALANCE DUE OR REFUND: | | | |
| SCHEDULE M-1: | | | |
| NET INCOME (LOSS) PER BOOKS | -129,406. | -200,895. | -71,489. |
| BOOK EXPENSES NOT ON RETURN | 75. | 1,115. | 1,040. |
| INCOME PER RETURN | -129,331. | -199,780. | -70,449. |
| SCHEDULE M-2: | | | |
| BALANCE AT BEGINNING OF YEAR - UNAPPROPRIATED RETAINED EARNINGS | -26,799. | -156,205. | -129,406. |
| NET INCOME (LOSS) PER BOOKS | -129,406. | -200,895. | -71,489. |
| BALANCE AT END OF YEAR - | | | |




912841
04-01-19

CORPORATION
# Two-Year Comparison
**2019**

| Name | Employer Identification Number |
|---|---|
| YOURVIRTUALSIM INC. | 45-5559959 |

| Description | Prior Year | Current Year | Increase (Decrease) |
|---|---|---|---|
| UNAPPROPRIATED RETAINED EARNINGS | -156,205. | -357,100. | -200,895. |




912841
04-01-19

# U.S. Corporation Income Tax Return

Form **1120**

Department of the Treasury
Internal Revenue Service

For calendar year 2019 or tax year beginning _____, ending _____

▶ Go to www.irs.gov/Form1120 for instructions and the latest information.

OMB No. 1545-0123

**2019**

**A** Check if:
1a Consolidated return (attach Form 851) ......  ☐
b Life/nonlife consolidated return ..............  ☐
2 Personal holding co. (attach Sch. PH) ........  ☐
3 Personal service corp. (see instructions) ......  ☐
4 Schedule M-3 attached ..................  ☐

TYPE OR PRINT

Name
**YOURVIRTUALSIM INC.**

Number, street, and room or suite no. If a P.O. box, see instructions.
**626 CAPP STREET, APT 304**

City or town, state or province, country, and ZIP or foreign postal code
**SAN FRANCISCO, CA 94110**

**B** Employer identification number
**45-5559959**

**C** Date incorporated
**06/12/2012**

**D** Total assets (see instructions)
$ **73,819.**

**E** Check if: **(1)** ☐ Initial return **(2)** ☐ Final return **(3)** ☐ Name change **(4)** ☐ Address change

## Income

| | | | |
|---|---|---|---|
| 1a | Gross receipts or sales | 1a | 261,637. |
| b | Returns and allowances | 1b | |
| c | Balance. Subtract line 1b from line 1a | 1c | 261,637. |
| 2 | Cost of goods sold (attach Form 1125-A) | 2 | 79,939. |
| 3 | Gross profit. Subtract line 2 from line 1c | 3 | 181,698. |
| 4 | Dividends and inclusions (Schedule C, line 23) | 4 | |
| 5 | Interest | 5 | |
| 6 | Gross rents | 6 | |
| 7 | Gross royalties | 7 | |
| 8 | Capital gain net income (attach Schedule D (Form 1120)) | 8 | |
| 9 | Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797) | 9 | |
| 10 | Other income (attach statement) | 10 | |
| 11 | **Total income.** Add lines 3 through 10 | 11 | 181,698. |

## Deductions (See instructions for limitations on deductions.)

| | | | |
|---|---|---|---|
| 12 | Compensation of officers (attach Form 1125-E) | 12 | 38,500. |
| 13 | Salaries and wages (less employment credits) | 13 | |
| 14 | Repairs and maintenance | 14 | |
| 15 | Bad debts | 15 | |
| 16 | Rents | 16 | |
| 17 | Taxes and licenses     SEE STATEMENT 1 | 17 | 5,945. |
| 18 | Interest (see instructions) | 18 | |
| 19 | Charitable contributions | 19 | |
| 20 | Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562) | 20 | |
| 21 | Depletion | 21 | |
| 22 | Advertising | 22 | 72,648. |
| 23 | Pension, profit-sharing, etc., plans | 23 | |
| 24 | Employee benefit programs | 24 | |
| 25 | Reserved for future use | 25 | |
| 26 | Other deductions (attach statement)     SEE STATEMENT 2 | 26 | 264,385. |
| 27 | **Total deductions.** Add lines 12 through 26 | 27 | 381,478. |
| 28 | Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11 | 28 | -199,780. |
| 29a | Net operating loss deduction (see instructions)  STATEMENT 3 | 29a | 0. |
| b | Special deductions (Schedule C, line 24) | 29b | |
| c | Add lines 29a and 29b | 29c | |

## Tax, Refundable Credits, and Payments

| | | | |
|---|---|---|---|
| 30 | **Taxable income.** Subtract line 29c from line 28. See instructions | 30 | -199,780. |
| 31 | Total tax (Schedule J, Part I, line 11) | 31 | 0. |
| 32 | 2019 net 965 tax liability paid (Schedule J, Part II, line 12) | 32 | |
| 33 | Total payments, credits, and section 965 net tax liability (Schedule J, Part III, line 23) | 33 | |
| 34 | Estimated tax penalty. See instructions. Check if Form 2220 is attached ▶ ☐ | 34 | |
| 35 | **Amount owed.** If line 33 is smaller than the total of lines 31, 32, and 34, enter amount owed | 35 | 0. |
| 36 | **Overpayment.** If line 33 is larger than the total of lines 31, 32, and 34, enter amount overpaid | 36 | |
| 37 | Enter amount from line 36 you want: **Credited to 2020 estimated tax** ▶          **Refunded** ▶ | 37 | |

**Sign Here**

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

▶ _____  Signature of officer    Date

▶ **PRESIDENT**    Title

May the IRS discuss this return with the preparer shown below?
**X** Yes  ☐ No

**Paid Preparer Use Only**

| Print/Type preparer's name | Preparer's signature | Date | Check if self-employed | PTIN |
|---|---|---|---|---|
| CHUN WONG | | | ☐ | P01063068 |

Firm's name ▶ **SAFE HARBOR LLP**      Firm's EIN ▶ **27-1803215**

Firm's address ▶ **5812 GEARY BLVD**
**SAN FRANCISCO, CA 94121**

Phone no. **415-742-4249**

911601 12-30-19   LHA   **For Paperwork Reduction Act Notice, see separate instructions.**

Form **1120** (2019)

1

## Schedule L Balance Sheets per Books

| Assets | Beginning of tax year (a) | (b) | End of tax year (c) | (d) |
|---|---|---|---|---|
| 1 Cash | | 186,677. | | 73,819. |
| 2a Trade notes and accounts receivable | | | | |
| b Less allowance for bad debts | ( ) | | ( ) | |
| 3 Inventories | | | | |
| 4 U.S. government obligations | | | | |
| 5 Tax-exempt securities | | | | |
| 6 Other current assets (att. stmt.) | | | | |
| 7 Loans to shareholders | | | | |
| 8 Mortgage and real estate loans | | | | |
| 9 Other investments (att. stmt.) | | | | |
| 10a Buildings and other depreciable assets | | | | |
| b Less accumulated depreciation | ( ) | | ( ) | |
| 11a Depletable assets | | | | |
| b Less accumulated depletion | ( ) | | ( ) | |
| 12 Land (net of any amortization) | | | | |
| 13a Intangible assets (amortizable only) | | | | |
| b Less accumulated amortization | ( ) | | ( ) | |
| 14 Other assets (att. stmt.) | | | | |
| 15 Total assets | | 186,677. | | 73,819. |
| **Liabilities and Shareholders' Equity** | | | | |
| 16 Accounts payable | | | | |
| 17 Mortgages, notes, bonds payable in less than 1 year | | | | |
| 18 Other current liabilities (att. stmt.) STMT 4 | | 8,870. | | 11,437. |
| 19 Loans from shareholders | | | | |
| 20 Mortgages, notes, bonds payable in 1 year or more | | 307,292. | | 392,762. |
| 21 Other liabilities (att. stmt.) | | | | |
| 22 Capital stock: a Preferred stock | | | | |
| b Common stock | 60. | 60. | 60. | 60. |
| 23 Additional paid-in capital | | 26,660. | | 26,660. |
| 24 Retained earnings - Appropriated (attach statement) | | | | |
| 25 Retained earnings - Unappropriated | | -156,205. | | -357,100. |
| 26 Adjustments to shareholders' equity (attach statement) | | | | |
| 27 Less cost of treasury stock | | ( ) | | ( ) |
| 28 Total liabilities and shareholders' equity | | 186,677. | | 73,819. |



## Schedule M-1 Reconciliation of Income (Loss) per Books With Income per Return

**Note:** The corporation may be required to file Schedule M-3. See instructions.

| | | | |
|---|---|---|---|
| 1 Net income (loss) per books | -200,895. | 7 Income recorded on books this year not included on this return (itemize): Tax-exempt interest $ | |
| 2 Federal income tax per books | | | |
| 3 Excess of capital losses over capital gains | | | |
| 4 Income subject to tax not recorded on books this year (itemize): | | 8 Deductions on this return not charged against book income this year (itemize): a Depreciation $ b Charitable contributions $ | |
| 5 Expenses recorded on books this year not deducted on this return (itemize): a Depreciation $ b Charitable contributions $ c Travel and entertainment $ 1,115. | 1,115. | 9 Add lines 7 and 8 | |
| 6 Add lines 1 through 5 | -199,780. | 10 Income (page 1, line 28) - line 6 less line 9 | -199,780. |

## Schedule M-2 Analysis of Unappropriated Retained Earnings per Books (Line 25, Schedule L)

| | | | |
|---|---|---|---|
| 1 Balance at beginning of year | -156,205. | 5 Distributions: a Cash | |
| 2 Net income (loss) per books | -200,895. | b Stock | |
| 3 Other increases (itemize): | | c Property | |
| | | 6 Other decreases (itemize): | |
| | | 7 Add lines 5 and 6 | |
| 4 Add lines 1, 2, and 3 | -357,100. | 8 Balance at end of year (line 4 less line 7) | -357,100. |


911631 12-30-19 Form 1120 (2019)
6

Form **1125-A**
(Rev. November 2018)

Department of the Treasury
Internal Revenue Service

# Cost of Goods Sold

▶ **Attach to Form 1120, 1120-C, 1120-F, 1120S, or 1065.**
▶ **Go to www.irs.gov/Form1125A for the latest information.**

OMB No. 1545-0123

| Name | Employer Identification number |
|---|---|
| YOURVIRTUALSIM INC. | 45-5559959 |

| | | | |
|---|---|---|---|
| 1 | Inventory at beginning of year | 1 | |
| 2 | Purchases | 2 | |
| 3 | Cost of labor | 3 | |
| 4 | Additional section 263A costs (attach schedule)  SEE STATEMENT 5 | 4 | 79,939. |
| 5 | Other costs (attach schedule) | 5 | |
| 6 | **Total**. Add lines 1 through 5 | 6 | 79,939. |
| 7 | Inventory at end of year | 7 | |
| 8 | **Cost of goods sold**. Subtract line 7 from line 6. Enter here and on Form 1120, page 1, line 2 or the appropriate line of your tax return. See instructions | 8 | 79,939. |

**9 a** Check all methods used for valuing closing inventory:

(i) ☒ Cost

(ii) ☐ Lower of cost or market

(iii) ☐ Other (Specify method used and attach explanation) ▶ _____

**b** Check if there was a writedown of subnormal goods ▶ ☐

**c** Check if the LIFO inventory method was adopted this tax year for any goods (if checked, attach Form 970) ▶ ☐

**d** If the LIFO inventory method was used for this tax year, enter amount of closing inventory computed under LIFO ... 9d

**e** If property is produced or acquired for resale, do the rules of Section 263A apply to the entity? See instructions ... ☐ Yes ☒ No

**f** Was there any change in determining quantities, cost, or valuations between opening and closing inventory? ... ☐ Yes ☒ No
   If "Yes," attach explanation.

**For Paperwork Reduction Act Notice, see separate instructions.**

Form **1125-A** (Rev. 11-2018)

924441
04-01-19   LHA

13350417 152191 46-5559959.0          2019.03032 YOURVIRTUALSIM INC.          46-55591